UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Honeywell International Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	1-8974	22-2640650
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation or		Identification Number)
Organization)

855 South Mint Street		28202
Charlotte, NC		(Zip Code)
(Address of Principal Executive
Offices)

Anne T. Madden
Senior Vice President and General Counsel
(704) 627-6200

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

A copy of Honeywell International Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://investor.honeywell.com/financial-information/sec-filings (see Conflict Minerals Report).

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an exhibit hereto.

Section 3    Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report:

Exhibit #	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2024	HONEYWELL INTERNATIONAL INC.

	By:	/s/ Anne T. Madden
Anne T. Madden
Senior Vice President and
General Counsel